1934 Act Registration No. 1-15128

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Dated February 16, 2007

For the month of January 2007

United Microelectronics Corporation

(Translation of Registrant’s Name into English)

No. 3 Li Hsin Road II

Science Park

Hsinchu, Taiwan, R.O.C.

(Address of Principal Executive Office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of form 20-F or Form 40-F.)

Form 20-F      V            Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                      No      V

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable)

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

United Microelectronics Corporation

Date: 2/16/2007	By	/s/ Chitung Liu
Chitung Liu
Chief Financial Officer

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Exhibit

Exhibit	Description
99.1	Announcement on January 16, 2007: To announce related materials on disposal of MediaTek Incorporation securities

99.2	Announcement on January 25, 2007: To clarify reports on Commercial Times on January 25, 2007

99.3	Announcement on February 7, 2007: UMC announced its unconsolidated operating results for the fourth quarter of 2006

99.4	Announcement on February 8, 2007: January Revenue

99.5	Announcement on February 15, 2007: 1) the trading and pledge of UMC common shares by directors, supervisors, executive officers and 10% shareholders of UMC 2) the acquisition and disposition of assets by UMC

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Exhibit 99.1

To announce related materials on disposal of MediaTek Incorporation securities

1.	Name of the securities: Common shares of MediaTek Incorporation

2.	Trading date: 2006/12/27~2007/01/16

3.	Trading volume, unit price, and total monetary amount of the transaction: trading volume: 865,000 shares; average unit price: $ 347.71 NTD; total amount: $ 300,772,500 NTD

4.	Gain (or loss) (not applicable in case of acquisition of securities): $ 291,825,427 NTD

5.	Relationship with the underlying company of the trade: MediaTek Incorporation, none.

6.	Current cumulative volume, amount, and shareholding percentage of holdings of the security being traded (including the current trade) and status of any restriction of rights (e.g. pledges): cumulative volume: 14,724,499 shares; amount: 152,301,910 NTD; percentage of holdings: 1.52%; status of restriction of rights: no

7.	Current ratio of long or short term securities investment (including the current trade) to the total assets and shareholder’s equity as shown in the most recent financial statement and the operational capital as shown in the most recent financial statement: ratio of total assets: 14.22%; ratio of shareholder’s equity: 17.73%; the operational capital as shown in the most recent financial statement: $ 86,701,109 thousand NTD

8.	Concrete purpose/objective of the acquisition or disposal: financing operation

9.	Do the directors have any objections to the present transaction? no

10.	Any other matters that need to be specified: none

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Exhibit 99.2

To clarify reports on Commercial Times on January 25, 2007

1.Name of the reporting media: Commercial Times

2.Date of the report: 2007/01/25

3.Content of the report: 3 private equity funds intended to acquire UMC

4.Summary of the information provided by investors: None

5.Company’s explanation of the reportage or provided information: As of today, there were no private equity funds contacting UMC. The Company can not comment on media’s speculative reports.

6.Countermeasures: None

7.Any other matters that need to be specified: None

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Exhibit 99.3

UMC announced its unconsolidated operating results for the fourth quarter of 2006

1.Date of the investor/press conference: 2007/02/07

2.Location of the investor/press conference: 3rd Floor, Far Eastern Plaza Hotel, 201 Tunhwa South Rd., Sec. 3, Taipei

3.Financial and business related information:

United Microelectronics Corporation (NYSE: UMC; TSE: 2303) (“UMC” or “the Company”) today announced its unconsolidated operating results for the fourth quarter of 2006. Year-over-year revenue decreased by 4.9 % to NT$26.11 billion from NT$27.47 billion, and a 6.2% QoQ decrease from NT$27.85 billion in 3Q06. The net income was NT$5.69 billion, increased 86.9% from NT$3.04 billion in 4Q05. The EPS for the fourth quarter in 2006 was NT$0.33. The revenue was NT$104.10 billion and the EPS was NT$1.81 in 2006.

Wafer shipments in the fourth quarter were 783 thousand 8-inch equivalent wafers, decreased by 2% compared to last quarter. The utilization rate for the quarter was 76%. The percentage of revenue from 90nm and below business kept on 21% in 4Q06, and the percentage of revenue from 90nm and 65nm was 17% and 1% respectively in 2006.

“We believe that foundry market will experience mild growth in 2007. The inventory correction is ongoing in 1Q07, but should come back smoothly in the second quarter. Most of our customers are expecting demand to be strong in the second half,” said UMC Chairman and CEO, Dr. Jackson Hu.

Dr. Hu continued, “The latest industry trend is the acceleration of IDMs adopting a “Fab-lite” and fabless strategy. We believe that this is a positive industry trend and a win-win situation for the both IDMs and foundries and a strong affirmation of foundry R&D capabilities. In recent years, UMC has successfully delivered 90nm and 65nm products through joint efforts between our R&D team and our IDM and Fabless partners, with 45nm development now progressing smoothly. We anticipate and even closer partnership with our IDM customers and partners for advanced technology development, and this will clearly contribute to our long-term growth prospects.”

“The capital reduction plan that we recently announced is another topic that has generated great interest. We decided to carry out this capital reduction after carefully evaluation. We have determined that cash flows generated from UMC’s future operations will be sufficient for the continued expansion of advanced manufacturing capacity, including our second 300mm fab in Taiwan’s Tainan Science Park”

“Over the past three years, we have concentrated our efforts on the development of advanced process technologies and the improvement of product yields. This enabled us to expand our customer portfolio and significantly increase our 300mm utilization, surpassing 90% utilization in Q3 2006. When demand picks up again later this year, we expect to experience similar positive results. The number one goal for everyone within UMC is to quickly increase capacity utilization to improve company profits. Continued

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progress for advanced technology will also help further expand our customer base, and increase utilization rate. As long as we strategically time our capacity expansion, we will see the economic rewards. I believe that with our positive direction, income from our operations will account for the majority of our revenue in coming years.”

4.Any other matters that need to be specified: None

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Exhibit 99.4

United Microelectronics Corporation

February 8, 2007

This is to report the changes or status of 1) Sales volume 2) Funds lent to other parties 3) Endorsements and guarantees 4) Financial derivative transactions for the period of January 2007.

1) Sales volume (NT$ Thousand)

Period	Items	2007	2006	Changes	%
January	Invoice amount	7,217,843	7,517,874	(300,030)	(3.99)
2007	Invoice amount	7,217,843	7,517,874	(300,030)	(3.99)
January	Net sales	8,236,608	8,407,421	(170,813)	(2.03)
2007	Net sales	8,236,608	8,407,421	(170,813)	(2.03)

2) Funds lent to other parties (NT$ Thousand)

Balance as of period end	This Month	Last Month	Limit of lending
UMC	0	0	38,262,385
UMC’s subsidiaries	0	0	108,425

3) Endorsements and guarantees (NT$ Thousand)

	Change in This Month	Balance as of period end	Limit of endorsements
UMC	0	0	0
UMC’s subsidiaries	0	0	0
UMC endorses for subsidiaries		0	0
UMC’s subsidiaries endorse for UMC		0	0
UMC endorses for PRC companies		0	0
UMC’s subsidiaries endorse for PRC companies		0	0

4) Financial derivatives transactions

a Hedging purpose : NT$ thousand

Financial instruments	Forwards	Interests SWAP
Deposit Paid	0	0
Royalty Income (Paid)	0	0
Unwritten-off Trading Contracts	0	0
Net Profit from Fair Value	0	0
Written-off Trading Contracts	0	0
Realized profit (loss)	0	0

b Trading purpose : NT$ thousand

Financial instruments	Credit-linked Deposits
Deposit Paid	0
Unwritten-off Trading Contracts	19,128,868
Net Profit from Market Value	(1,004,580)
Written-off Trading Contracts	0
Realized profit (loss)	0

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Exhibit 99.5

United Microelectronics Corporation

For the month of January, 2007

This is to report 1) the trading of directors, supervisors, executive officers and 10% shareholders of United Microelectronics Corporation (“UMC”) (NYSE: UMC) 2) the pledge and clear of pledge of UMC common shares by directors, supervisors, executive officers and 10% shareholders of UMC 3) the acquisition assets by UMC 4) the disposition of assets by UMC for the month of January, 2007.

1) The trading of directors, supervisors, executive officers and 10% shareholders

Title	Name	Number of shares held as of December 31, 2006	Number of shares held as of January 31, 2007	Changes
Vice President	Henry Liu	11,642,588	11,572,588	(70,000)
Vice President	Shan-Chieh Chien	1,835,193	4,135,193	2,300,000

2) The pledge and clear of pledge of UMC common shares by directors, supervisors, executive officers and 10% shareholders:

Title	Name	Number of shares pledge as of December 31, 2006	Number of shares pledge as of January 31, 2007	Changes
—	—	—	—	—

3) The acquisition assets (NT$ Thousand)

Description of assets	January	2007
Semiconductor Manufacturing Equipment	5,140,185	5,140,185
Fixed assets	145,335	145,335

4) The disposition of assets (NT$ Thousand)

Description of assets	January	2007
Semiconductor Manufacturing Equipment	162	162
Fixed assets	0	0